Key Mining Corp.

701 Brickell Avenue

Suite 1550

Miami, FL 33131

April 23, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Joseph Klinko, Yong Kim, John Coleman, Claudia Rios, and Laura Nicholson

Re:	Key Mining Corp.
Registration Statement on Form S-1
SEC File No. 333-275545
Filed November 14, 2023, as amended on December 8, 2023, December 29, 2023, January 11, 2024, January 26, 2024, February 20, 2024, March 5, 2024, April 12, 2024 and April 22, 2024

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Key Mining Corp. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 (File No. 333-275545) together with all exhibits and amendments thereto (collectively, the “Registration Statement”) initially filed with the Commission on November 14, 2023 and most recently amended on April 22, 2024.

The Company has determined not to pursue the initial public offering to which the Registration Statement relates at this time due to market conditions and the Company’s determination that the registration of its securities is not in the best interests of the Company at this time. The Registration Statement has not been declared effective by the Commission and the Company confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

Should you have any questions regarding this request, please do not hesitate to contact counsel to the Company, Joseph Walsh of Troutman Pepper Locke LLP, at (212) 704-6030.

KEY MINING CORP.

By:	/s/ Cesar A. López Alarcón
	Name:	Cesar A. López Alarcón
	Title:	Chief Executive Officer